Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik
Erin Jaskot

Re:	Therapix Biosciences Ltd. Registration Statement on Form F-3 Filed June 20, 2018 Response dated July 3, 2018 File No. 333-225745

Ladies and Gentlemen:

On behalf of Therapix Biosciences Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated July 9, 2018 with respect to the above-referenced Registration Statement on Form F-3.

Registration Statement on Form F-3 Response filed July 3, 2018
Description of Securities, page 8

1.	We note your response to our comment that the arbitration provision does not "alter, restrict, limit or effect, prima facie, the rights of an ADS holder or ordinary shareholder of the Company in any way." Please clarify in your analysis whether the provision can result in the board of directors referring a shareholder action under the United States securities laws to arbitration and the procedural protections and substantive remedies that ADS holders and/or ordinary shareholders may have in such event.

Response: The Company has confirmed that the arbitration provision in Section 22(c)(3) of the Company’s Articles of Association does not give the Company’s Board of Directors any unilateral right to refer a shareholder action under the United States securities laws to arbitration. The provision merely gives the authority to the Company’s Board of Directors (instead of its executive officers or shareholders at a general meeting, for example) to refer such action to arbitration only in the event that the plaintiff shareholder(s) agreed to submit such action to arbitration.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at (212) 692-6732 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London